

July 12, 2010

Mr. Steven V. Lant
President and Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4829

> **Re: CH Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 10, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 333-52797**

Dear Mr. Lant:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please revise Items 10 and 11 of your Form 10-K to ensure that you incorporate by reference all of the relevant sections of your proxy statement.

Cover Page

2. The file number on the cover page of your document does not agree with the file number, 333-52797, used in the EDGAR system. Please advise or revise. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2010.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

3. We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

Item 9A. Controls and Procedures, page 220

4. Please confirm to us that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. In addition, please confirm that you will provide conforming disclosure, as appropriate, in future filings.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 222

5. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Exhibits 31 and 32

6. Please provide separate certifications for each registrant rather than combining them on one certification.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 23

Use of Market Compensation Data, page 26

7. We note your statement that the Hay Group compiled compensation information about companies in four separate "comparator groups"; however, it appears that you discuss only two comparator groups. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director